Helena Lee

Associate General Counsel

Direct Line: (310) 772-6259

E‑mail: helena.lee@aig.com

Via EDGAR and Electronic Mail

September 11, 2020

Mr. Mark Cowan

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 23 and Amendment No. 23 on Form N-4

File Numbers: 333-185762 and 811-03859

Dear Mr. Cowan:

Thank you for your verbal comments on August 28, 2020 regarding the 485(a) Registration Statement filed on Form N-4 referenced above. We have responded to your comments as follows:

Rate Sheet Supplement

1.	Comment – Please revise statement that reads: “All references to the Income Credit Percentages are changed to: [5.25] % (as a percentage of the Income Credit Base).”

Response – We have revised the statement as follows:

“The Income Credit Percentage is 5.25% (as a percentage of the Income Credit Base).”

2.

Comment -   Please add cross-reference in the Rate Sheet supplement before each table where you can find the definitions of the “Maximum Annual Withdrawal Percentage” and “Protected Income Payment Percentage.”

Response – We have modified the following sentence to cross-reference where the definitions can be found:

“The first percentage represents the Maximum Annual Withdrawal Percentage (as defined in the Glossary of Living Benefit Terms in the prospectus) and the second percentage represents the Protected Income Payment Percentage (as defined in the Glossary of Living Benefit Terms in the prospectus) for each of the options shown:”

Cover Page

3.

Comment – Please revise the second sentence of disclosure regarding Important Information About Living Benefits which states: “If you do not plan on taking withdrawals, or you take any withdrawals prior to the Activation Date or take Excess Withdrawals after the Activation Date that could result in your contract value and Income Base reducing to zero, then electing a Living Benefit may not be appropriate for you because you are paying fees for a Living Benefit you may not use.” Please revise the sentence to add that the contract owner may also not receive any benefit from electing a Living Benefit.

Response – The disclosure has been revised as follows:

“If you do not plan on taking withdrawals, or you take any withdrawals prior to the Activation Date or take Excess Withdrawals after the Activation Date that could result in your contract value and Income Base reducing to zero, then electing a Living Benefit may not be appropriate for you because you are paying fees for a Living Benefit you may not use or receive any benefit from.”

Footnote to the Underlying Funds (Page 3)

4.

Comment – Please clarify whether the last footnote: “§ These Underlying Funds are available investment options for the Polaris Income Max Living Benefit.” is meant to indicate that they are the only available investments under the Polaris Income Max Living Benefit.

Response – The investment options indicated with the footnote are the only available investment options for the Polaris Income Max Living Benefit.  We have revised the footnote as follows:

“These Underlying Funds are the only available investment options for the Polaris Income Max Living Benefit.”

Fee Table (Page 8)

5.	Comment – Under the “Living Benefits” section of the Fee Table, please clarify that you can only choose one or the other Living Benefit.

Response – The disclosure has been revised to add the following sentence:

“You may only elect one of the optional Living Benefits.”

Access to Your Money - Penalty-Free Withdrawal Amount (Page 26)

6.	Comment – Please move the entire Penalty-Free Withdrawal Amount and the Living Benefit section from the Access to Your Money section to the Living Benefit section of the prospectus.

Response – We will move the Penalty-Free Withdrawal Amount and the Living Benefit section to the Living Benefit section of the prospectus.  The disclosure will now appear under “What are the effects of withdrawals on Polaris Income

Max?” and “What are the effects of withdrawals on Polaris Income

Plus Daily Flex?” respectively.  We will add a cross-reference to the Living Benefit section under Penalty-Free Withdrawal Amount as follows:

“If you elect an optional Living Benefit, please see Penalty-Free Withdrawal Amount and the Living Benefit under “What are the effects of withdrawals on Polaris Income Max?” and “What are the effects of withdrawals on Polaris Income

Plus Daily Flex?” in the Living Benefits section.”

Penalty-Free Withdrawal Amount and the Living Benefit on or after the Activation Date (Page 26)

7.

Comment – Please provide an example and explain how the proportionate reduction may significantly reduce or eliminate the value of the living benefit and add disclosure that the impact of such withdrawals could reduce the contract value to zero and the living benefit may terminate and no lifetime income would be paid.  And to add the same disclosure in the next paragraph about excess withdrawals.

Response – The disclosure has been revised as follows:

“If you elect a Living Benefit, your Lifetime Income is free of withdrawals charges.  However, if you take a withdrawal after the Activation Date which is greater than your Lifetime Income, that amount is treated as an excess withdrawal.  Such withdrawal may be subject to charges and could result in your contract value being reduced to zero which would significantly reduce or eliminate the value of electing a Living Benefit. Please see Glossary of Living Benefit Terms under OPTIONAL LIVING BENEFITS below.

For example, if you elected a Living Benefit and your Maximum Annual Withdrawal Amount (MAWA) on or after the Activation Date is $6,000 (assuming Maximum Annual Withdrawal Percentage of 6%, $100,000 Income Base and $100,000 Contract Value), your penalty-free withdrawal amount would be $10,000.  That means that the $6,000 MAWA for that contract year would not be assessed a withdrawal charge because it is within the penalty-free withdrawal amount and was taken on or after the Activation Date.  You may also take up to an additional $4,000 that contract year on or after the Activation Date as a penalty-free withdrawal amount; however, this $4,000 would be considered an Excess Withdrawal under the Living Benefit which proportionally reduces the Income Base and future Maximum Annual Withdrawal Amounts. In the event you take Excess Withdrawals on or after the Activation Date that are greater than your Maximum Annual Withdrawal Amount, your contract value could be reduced to zero.”

Optional Living Benefit Withdrawals (Page 27)

8.	Comment – Please clarify whether withdrawals have to be proportional.

Response – All withdrawals are taken proportionately from the subaccounts and fixed account regardless if a living benefit was elected. Withdrawals cannot be requested from one or more specific funds in which contract owner is invested.

Optional Living Benefits – General Information Applicable to All Living Benefits (Page 28)

9.	Comment - Please clarify what is meant by “guaranteed rising income.”

Response – We are referring to the Income Credit when we stated, “guaranteed rising income.” We will modify the sentence as follows:

“Polaris Income Max allows the contract owner guaranteed rising income through Income Credits prior to the Activation Date.”

10.	Comment - Please clarify what happens if the investment options perform poorly? Explain concept of the guaranteed rising income.

Response – Prior to the Activation Date, each year on the Benefit Year Anniversary, the Income Base is increased to the higher of the Anniversary Value or the Income Base increased by the Income Credit if no withdrawals were taken that year.  Therefore, in a year where the investment options perform poorly, the Income Base can still be increased by the Income Credit.  This is what is meant by the concept of guaranteed rising income even if there is poor investment option performance.

Glossary of Living Benefit Terms – Activation Date (Page 29)

11.	Comment – Please clarify when Lifetime Income must be activated.

Response – Activation of Lifetime Income is not required and changes to the Covered Person(s) or Income Options are optional.

Income Credit Percentage – Reference to Rate Sheet Supplement (Page 29)

12.	Comment - Please disclose where in this section that the investors can refer to historical Rate Sheets.

Response – Since this prospectus will be used for new sales only, there is no reference to historical Rate Sheets in this prospectus.  For existing contract owners, historical Rate Sheets can be found in the historical Living Benefit appendix in the second prospectus for this registration statement.

Overview of Living Benefits (Page 30)

13.	Comment – Please revise the disclosure in the second sentence of the second paragraph regarding the word “certain.”

Response – The disclosure has been revised as follows:

“The Living Benefits may offer protection in the event your contract value declines due to unfavorable investment performance, if you live longer than expected or any combination of these factors.”

Polaris Income Max and Polaris Income Plus Daily Flex (Page 31)

14.

Comment –Please clarify the disclosure under “How does Polaris Income Max work?”  in the second sentence of the third paragraph and under “How does Polaris Income Plus Daily Flex work?” in the third sentence of the second paragraph to disclose consequences of withdrawals prior to the Activation Date.

Response – We have modified the sentence that appears under “How does Polaris Income Max work?” and “How does Polaris Income Plus Daily Flex work?” as follows:

“You may take withdrawals prior to the Activation Date and those withdrawals will not lock in the Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage.  However, withdrawals taken prior to the Activation Date will reduce the Income Base, Income Credit Base, and Purchase Payments in the same proportion by which the contract value is reduced by the withdrawal.”

What are the differences between Polaris Income Max and Polaris Income Plus Daily Flex? (Page 32)

15.

Comment – Add disclosure of the type of investor that each benefit is suitable for and disclosure that the investor should discuss which benefit is best with their financial representative before selecting.

Response – We have added the following to the table and sentence under “What are the differences between Polaris Income Max and Polaris Income Plus Daily Flex?:”

Living Benefit Parameter	Polaris Income Max	Polaris Income Plus Daily Flex
This Living Benefit is suitable for the type of investor	Who wants the guarantee of Income Credits prior to the Activation Date	Who wants greater flexibility of investment options and wants a Living Benefit that provides the ability for the Income Base to step up more frequently to Step-up Values

Please consult with your financial representative regarding which Living Benefit is appropriate for you.

How do my investment requirements impact my feature and contract? (Page 34)

16.	Comment – As described in the fourth sentence of the second paragraph, add disclosure regarding the contingent nature of the living benefit as described in the Overview of Living Benefits section.

Response – We have added the following to the fourth sentence of this section:

“Thus, these investment restrictions would reduce the likelihood that the Company would use its own assets to make payments in connection with the Living Benefit guarantee. You may never need to rely on this protection as the benefit’s value is dependent on your contract’s performance, your withdrawal activity and your longevity. Though the optional Living Benefits offer additional protections, the additional fee associated with the benefits has the impact of reducing the net investment return.”

What are the effects of withdrawals on Polaris Income Max? – Excess Withdrawals may significantly reduce the value of or terminate the Living Benefit. (Page 37)

17.

Comment – Please provide an example under the third paragraph under the “Excess Withdrawals may significantly reduce the value of or terminate the Living Benefit” section that continues the assumption in the first example to show the new reduced maximum annual withdrawal amount when the contract value is less than the income base.

Response – The example provided on page 37 is an example of how an Excess Withdrawal works.  We have modified the example to show the new Maximum Annual Withdrawal Amount when the contract value is less than the Income Base.

“For example, assume that your contract value is $114,000, your Income Base is $120,000, and your Maximum Annual Withdrawal Amount is $6,000 and your Maximum Annual Withdrawal Percentage is 5%. Withdrawals greater than $6,000 would be an Excess Withdrawal. You request a withdrawal of $11,000, of which $5,000 is in excess of your Maximum Annual Withdrawal Amount. Your Income Base will be reduced proportionately to $114,000 as follows: $120,000 x {1 – [($11,000 - $6,000)/ ($106,000 - $6,000)]} = $114,000.  The new Maximum Annual Withdrawal Amount will now be 5% of the Income Base 5% x $114,000 which is $5,700.”

What are the effects of withdrawals on Polaris Income Plus Daily Flex? – Excess Withdrawals may significantly reduce the value of or terminate the Living Benefit. (Page 38)

18.

Comment – Parallel comment as #17 above.  Please provide an example under the third paragraph under the “Excess Withdrawals may significantly reduce the value of or terminate the Living Benefit” section that continues the assumption in the first example to show the new reduced maximum annual withdrawal amount when the contract value is less than the income base.

Response – We have made the same modifications to the Excess Withdrawal example under comment #17 above.

Additional Important Information Applicable to All Optional Living Benefits – When and how may I elect a Living Benefit? (Page 40)

19.

Comment – Please replace the term “may” with “must” in the first sentence under “When and how may I elect a Living Benefit” that says “You may elect a Living Benefit at the time of contract issue (the “Benefit Effective Date”).

Response – We have modified the sentence as follows:

“A living benefit must be elected at time of contract issue (the “Benefit Effective Date).”

Death Benefits – Death Benefit Processing (Page 44)

20.

Comment – under When Death Benefits are Calculated – last sentence “If there are multiple Beneficiaries, they must all agree to the transfer.” Please add additional disclosure to read: “If there are multiple beneficiaries, they must all agree to the transfer otherwise the contract value will be invested in accordance with the owners’ instructions prior to death.”

Response – We have modified the sentence as follows:

“If there are multiple beneficiaries, they must all agree to the transfer otherwise the contract value will be invested in accordance with the Owners’ instructions prior to death.”

We plan to file the 485(b) Post-Effective Amendments with appropriate financial statements and Auditor’s consent on or about October 9, 2020. The (b)(1)(vii) Letter we had previously provided will commit to incorporate the modifications in the Amendments, and any applicable Staff comments.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee